Laura B. Mutterperl To Call Writer Directly: 212 446-4974	153 E. 53rd Street New York, New York 10022 212 446-4800 www.kirkland.com	Facsimile: 212 446-4900

FOIA CONFIDENTIAL

TREATMENT REQUEST

February 14, 2007

VIA HAND DELIVERY

The Secretary

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Michele Anderson

Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

Re:	Citadel Broadcasting Corporation
Registration Statement on Form S-4
Filed December 21, 2006
File No. 333-139577

Dear Ladies and Gentlemen:

We are acting as counsel to Citadel Broadcasting Corporation (“Citadel”) in connection with its registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2006. The Registration Statement relates to, among other things, the merger of a subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with a subsidiary of Citadel.

On behalf of Citadel and at the request of Disney, we hereby supplementally provide to the Staff of the Commission material requested by the Staff (the “Materials”) in Comment 18 of its letter to Citadel dated January 19, 2007 (the “Comment Letter”) relating to the Staff’s review of the Registration Statement.

For the convenience of the Staff’s review, we have set forth Comment 18 of the Comment Letter below and underscored the provision to which the Materials are responsive. In addition, we have enclosed a copy of the letter dated as of the date hereof that we are delivering

Securities and Exchange Commission

February 14, 2007

to the Commission on behalf of Citadel, and in which we set forth Citadel’s responses to the Comment Letter (the “Response Letter”). The Response Letter is being filed via EDGAR in accordance with the rules and regulations of the Commission concurrently with the delivery hereof.

COMMENT

Information on the ABC Radio Business, page 45

18. We note that you include industry research for market data and other figures cited throughout the document, such as those provided by The Arbitron Ratings Company and BIA Financial Network. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

SUPPLEMENTAL MATERIALS

On behalf of Citadel and at the request of Disney, we are providing herewith to the Staff copies of the Materials that support the third party statements referenced in the second and third paragraphs of the subsection entitled “Information on the ABC Radio Business—The ABC Radio Network Business” on page 45 of the information statement/prospectus contained in the Registration Statement as filed with the Commission on December 21, 2006. The Materials, which are identified by the numbers that follow in parentheses, consist of (a) one hand-marked copy of page 45 of the information statement/prospectus (CBC0000001), (b) two hand-marked copies of Radar® reports from Arbitron Inc: (1) Radar® 90 Networks and Codes (CBC0000002) and (2) Radar® 90—September 2006 Programs Rankings Report—Audience to Commercials Within Programs (CBC0000003), and (c) one hand-marked copy of “Top 25 Programs in Network Radio” (CBC0000004), an internal report generated by Disney utilizing the two aforementioned Radar® reports from Arbitron Inc.

The Materials were marked and provided to Citadel by Disney in connection with Citadel’s preparation of its responses to the Comment Letter. Disney has informed Citadel that the three reports included in the Materials are industry research that is available on a subscription basis from Arbitron Inc. and that none of this information was prepared specifically for this filing. Disney has further informed Citadel that pursuant to the subscription agreement between Arbitron Inc. and ABC Radio Network, Inc., the Materials provided to ABC Radio Network, Inc. must remain confidential.

Securities and Exchange Commission

February 14, 2007

SUPPLEMENTAL MATERIALS; CONFIDENTIAL TREATMENT

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), we are providing the Materials to the Staff on a confidential, supplemental basis only and the Materials are not to be filed with or deemed to be part of the Registration Statement or the information statement/prospectus which is a part thereof, including any amendments thereto. Also pursuant to Rule 12b-4 of the Exchange Act and Rule 418 of the Securities Act, we hereby request that the Materials be returned to the undersigned promptly following completion of the Staff’s review of the Materials. Please call the undersigned when you have completed your review, and we will arrange to have the Materials picked up from you. We respectfully reserve the right to have the Materials returned to us at an earlier date.

Pursuant to the provisions of Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) (“Rule 83”), we respectfully request confidential treatment of the Materials under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552). We also hereby request, pursuant to the FOIA and applicable rules of the Commission, that the Materials, this letter and any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters (i) contained in the Materials or (ii) in connection with any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of Citadel and/or Disney and (b) employees of the Commission (or any other government agency) that may occur be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

We believe that the Materials contain information that is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential. The Materials, as well as this letter, any Staff memoranda, notes of conversations, or other materials relating thereto contain privileged and confidential commercial and financial information that is protected from public disclosure pursuant to this exemption.

If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the materials referred to herein, we specifically request that we and Citadel be: (i) promptly notified of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that Citadel and its counsel or Disney and its counsel, as the case may be, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Materials are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

Securities and Exchange Commission

February 14, 2007

Pursuant to Rule 83, a copy of this request (but not the Materials) is also being delivered to the Freedom of Information Act Officer of the Commission.

The address of Citadel is Citadel Broadcasting Corporation, City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128, Attention: Jacquelyn J. Orr.

All inquiries, comments, notices and orders with respect to this letter, should be directed to the undersigned or Andrew E. Nagel of Kirkland & Ellis LLP at (212) 446-4800.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Laura B. Mutterperl
Laura B. Mutterperl

Encl.

cc:	Office of Freedom of Information and Privacy Act Operations (w/o encl.)
Securities and Exchange Commission, Operations Center
6432 General Green Way, Alexandria, VA 22312-2413
Via Facsimile: (202) 772-9337

Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation

         Andrew E. Nagel, Esq., Kirkland & Ellis LLP

         Alan N. Braverman, Esq., The Walt Disney Company

         Morton A. Pierce, Esq., Dewey Ballantine LLP

         M. Adel Aslani-Far, Esq., Dewey Ballantine LLP

CONFIDENTIAL TREATMENT

Requested by Citadel; File 333-139577

CBC0000001

Below is page 45 of the information statement/prospectus contained in Citadel Broadcasting Corporation’s registration statement on Form S-4 as filed with the SEC on December 21, 2006.

INFORMATION ON THE ABC RADIO BUSINESS

The ABC Radio Business is the third largest radio broadcasting business in the United States, based on net broadcasting revenue, and includes the ABC Radio Stations business and ABC Radio Network business.

Description of the Business

The ABC Radio Network Business

The ABC Radio Network business is a leading radio network syndicator in the United States with approximately 4,000 station affiliates, 8,500 program affiliations and an estimated 100 million listeners each week. The ABC Radio Network business is among the three largest radio networks in the United States in terms of market share, along with Westwood One, which is managed by CBS Radio, the owner of the second largest radio group, and Premiere Radio Networks, which is owned by Clear Channel Communications, which also holds the nation’s largest radio station group. Each of these three competitors accounts for approximately 30 percent of the network market in terms of market share, with smaller networks comprising the remainder.

Disney believes that the ABC Radio Network business’ programming appeals to a broad audience. The ABC Radio Network business has a strong slate of on-air talent with 5 of the top 10 and 17 of the top 25 NOTE 1 programs in network radio according to RADAR 90, September 2006 (Audiences to Commercials Within Programs). ABC Radio Network syndicated programming features popular personalities including Paul Harvey, Sean Hannity, Tom Joyner and Michael Baisden. Disney believes that this strong slate of personalities increases the ABC Radio Network business’ attractiveness to affiliates and the value of the embedded advertising inventory. The ABC Radio Network business also offers proprietary content, including ABC News, a leading product in radio news, 12 24-hour music formats and targeted programming for urban and Hispanic formatted stations, enabling affiliates to meet their programming needs on a cost-effective basis. In general, the ABC Radio Network business distributes its proprietary content on a non-exclusive basis to several stations in a market on both a branded and non-branded basis. The syndicated content, as well as the 24-hour formats, are generally offered on an exclusive basis to one station in a market. In certain cases, the ABC Radio Network business compensates its affiliates in major markets for carrying specific programming in order to ensure that such programming has the desired national coverage or to maintain a desired commercial inventory level.

The ABC Radio Network business generates substantially all of its revenue from the sale of advertising time accumulated from its affiliate stations. In exchange for the right to broadcast ABC Radio Network programming, its affiliates remit a portion of their advertising time which is then aggregated into packages focused on specific demographic groups and sold by the ABC Radio Network business to its advertiser clients who want to reach the listeners who comprise those demographic groups. The ABC Radio Network business has 14 NOTE 2 targeted advertising networks (RADAR Networks), which offer advertisers the opportunity to efficiently reach a variety of demographic groups on a national basis. The network also generates advertising revenue by embedding a defined number of advertising units in its syndicated programs which it sells to advertisers at premium prices. Since the ABC Radio Network business generally sells its advertising time on a national basis rather than station by station, the network generally does not compete for advertising dollars with its radio station affiliates.

ABC Radio Stations Business

The ABC Radio Stations business consists of 22 owned and operated radio stations, of which 8 are AM radio stations and 14 are FM radio stations, in 9 of the top 16 designated market areas as defined by Arbitron. The 8 AM stations carry news/talk formats, and the 14 FM stations carry various music formats, including adult contemporary, classic rock and country. The ABC Radio Stations business reaches an estimated 13 million people per week.

The ABC Radio Stations business generates substantially all of its revenue from the sale of advertising to local, regional and national spot advertisers. The stations generate the majority of their local and regional advertising sales through direct solicitations of local advertising agencies and businesses. The ABC Radio

45

Note 1:	See “Top 25 Programs in Network Radio” (CBC0000004) and “Radar® 90—September 2006 Rankings Report” (CBC0000003).
Note 2:	See “Radar 90® Networks and Codes” (CBC0000002).

CONFIDENTIAL TREATMENT

Requested by Citadel; File 333-139577

CBC0000002

Networks and Codes

Network	3-Letter Code	2-Letter Code	NOTE 1
ABC Advantage	A-A	AA
ABC Daytime Direction	ADD	AD
ABC FM Connection	AGN	AN
ABC Hispanic Advantage	AHA	AH
ABC Hot FM	A-F	AF
ABC Information	APL	AL
ABC Information Weekend	AIW	IW
ABC Morning News	AMR	AR
ABC Music	AGX	AG
ABC News/Talk	AMB	AM
ABC Prime Access	APA	PA
ABC Prime Reach	APR	AP
ABC Urban Advantage	AUA	UN
ABC Young Adult	A-Y	AX
American Urban Pinnacle	AUP	AE
American Urban Renaissance	AUR	AU
American Urban STRZ Ent	STW	SW
American Urban STRZ Wknd Ent	STZ	ST
CMN Prestige	CMP	CP
Dial Global Complete FM	DGF	DF
Dial Global Contemporary	DGC	DC
Dial Global News & Information	DGN	DN
Jones MediaAmerica TWC	JWC	JW
Premiere Diamond	PDM	PN
Premiere Diamond Plus	PLD	LD
Premiere Emerald	PEM	EP
Premiere Emerald Plus	PLE	LE
Premiere Female Focus	PFF	FF
Premiere FOX News	PFN	FN
Premiere Male Focus	PFC	PF
Premiere Mediabase	PMB	MB
Premiere Morning Drive AM	PAD	PD
Premiere Morning Drive FM	PMF	MD
Premiere Pearl	PPL	LP
Premiere Pearl Plus	PLP	PL
Premiere Sapphire	PSP	SP
Premiere Sapphire Plus	PLS	LS
Premiere Select	PSE	PS
Premiere Spectrum	PSM	SM
Premiere Urban One	PUA	UP
Premiere Urban Two	PUC	UC
Westwood CBS FM	WCF	CF
Westwood CBS Mix Weekend	WCW	CW
Westwood CBS News Max	WCM	CM
Westwood CBS News Primetime	WCP	CN
Westwood CNN News Reach	WCR	WR
Westwood Digital 24/7 Music	WDM	WD
Westwood FM Morning	WED	WE
Westwood FM Weekend Source	WWS	WW
Westwood NBC Lite FM Max	WNM	NM
Westwood NBC Lite FM	WNL	NL
Westwood NeXt FM	WNF	WF
Westwood Power FM Max	WPM	WM
Westwood Power FM	WPF	WP
Westwood Traffic I Sponsorship	WT1	WV
Westwood Traffic II Sponsorship	WT2	WB

© 2006 Arbitron Inc. • 6 Commerce Drive • Cranford, New Jersey 07016 • (908) 497-2400 • September 2006

Note 1:	Codes used in “Radar® 90—September 2006 Program Rankings Report” (CBC0000003) and represent the 14 target advertising networks (see paragraph 3 on p 45 of the information statement/prospectus).

CONFIDENTIAL TREATMENT

Requested by Citadel; File 333-139577

CBC0000003

RADAR® 90 – September 2006 Program Rankings Report

Audiences to Commercials Within Programs

Program Set ... Top 25 Programs

Type of Data ... Program Quarter-Hour: Average per Broadcast

Daypart . Monday-Sunday 6A – 12M

Sex/Age Category ... Persons 12+

Population Estimate ... 247,870 (000)

Rank Net Days Program Aud(000) Rtg(%)

THIS CHART HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF INFORMATION ACT (5 U.S.C. § 552), AND THE OMITTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

CONFIDENTIAL TREATMENT

Requested by Citadel; File 333-139577

CBC0000004

TOP 25 PROGRAMS IN NETWORK RADIO NOTE 1

Rank	Network	Time	Day	Program Title	Persons 12+ Average Audience
(000)

THIS CHART HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF INFORMATION ACT (5 U.S.C. § 552), AND THE OMITTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

Source:	RADAR® 90, September 2006. Network Audiences to Commercials Within Programs, Monday-Sunday 6AM-12M.

Note 1:	The ABC Radio Business creates this table from the other materials: “Radar® 90 Networks and Codes” (CBC0000002) and “Radar® 90—September 2006 Program Rankings Report” (CBC0000003), provided herewith.